UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____.
Commission file number: 333-65940
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ZIMMER PUERTO RICO SAVINGS AND INVESTMENT PROGRAM
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ZIMMER HOLDINGS, INC.
345 East Main Street
Warsaw, Indiana 46580

REQUIRED INFORMATION
Item 4.	The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the Plan’s financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a)(3)(C) of ERISA was not available. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.
Financial Statements and Exhibits
(a)	Financial Statements:
Report of Independent Registered Public Accounting Firm
Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2009 and 2008
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009
Notes to Financial Statements
Supplemental Schedule:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
(b)	Exhibits
23.1 Consent of Crowe Horwath LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
the Zimmer Puerto Rico Savings and Investment Program
Warsaw, Indiana
We have audited the accompanying statements of net assets available for benefits of the Zimmer Puerto Rico Savings and Investment Program (“the Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements as a whole.
/s/ Crowe Horwath LLP
South Bend, Indiana
June 17, 2010

Zimmer Puerto Rico Savings and Investment Program
Statements of Net Assets Available for Benefits
at December 31, 2009 and 2008

	2009	2008
Investments at fair value (Notes 1, 2, 3 and 4)
Program interest in Zimmer Master Trust (Note 4)	$389,388	$1,873,379
Mutual funds	4,350,499	1,350,223
Common/collective funds	2,659,683	2,752,940
Mutual funds — money market	125,163	103,235

Total investments	7,524,733	6,079,777

Contributions receivable
Employee	—	30,628
Employer	149,383	143,257

Total contributions receivable	149,383	173,885

Total assets	7,674,116	6,253,662

Net assets reflecting all investments at fair value	7,674,116	6,253,662

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	33,416	111,715

Net assets available for benefits	$7,707,532	$6,365,377

The accompanying notes are an integral part of these financial statements.

Zimmer Puerto Rico Savings and Investment Program
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2009

Additions to net assets attributed to:
Investment income
Interest and dividends	$140,174
Program interest in Zimmer Master Trust investment gain (Note 4)	523,541
Net appreciation in fair value of mutual funds	524,028

Total investment income	1,187,743

Contributions
Employee	794,717
Employer	622,719

Total contributions	1,417,436

Total additions	2,605,179

Deductions from net assets attributed to:
Benefits paid directly to participants	1,262,573
Other	451

Total deductions	1,263,024

Net increase	1,342,155

Net assets available for benefits
Beginning of year	6,365,377

End of year	$7,707,532

The accompanying notes are an integral part of these financial statements.

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2009 and 2008
1. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Zimmer Puerto Rico Savings and Investment Program (the Program) are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
Adoption of New Accounting Standards
In April 2009, the Financial Accounting Standards Board (FASB) issued guidance for determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. This guidance emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The guidance provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. This guidance also requires increased disclosures and is effective for annual reporting periods ending after June 15, 2009. The adoption of this guidance did not have a material effect on the Program’s net assets available for benefits or changes therein.
Valuation of Investments and Income Recognition
The FASB defines fair value as the price that would be received by the Program for an asset or paid by the Program to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Program’s principal or most advantageous market for the asset or liability. The FASB’s guidance on fair value establishes a fair value hierarchy which requires the Program to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Program has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Program’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
Certain assets of the Program are held by Fidelity Management Trust Company in a master trust and are commingled with assets of another benefit plan sponsored by Zimmer Holdings, Inc. (the Company or Employer). The Program’s investment in Zimmer Holdings, Inc. Savings and Investment Program Master Trust (the Master Trust) is stated at estimated fair value. The fair value of the Program’s interest in the Master Trust is based on the beginning of year value of the Program’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. The Program’s assets in the Master Trust are participant loans. See Note 4 for additional information regarding the fair value measurements used by the Master Trust. Banco Popular

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2009 and 2008
de Puerto Rico serves as trustee for the Program’s investments in mutual funds and a collective trust fund.
The fair values of mutual funds reflect quoted market prices reported in the active market in which they are traded. The stable value collective trust fund is valued at the fund’s net asset value, adjusted to reflect all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager, on the last day of the Program year. The fund’s net asset value per unit is determined by the Trust Company sponsoring such fund by dividing the fund’s net assets by its units outstanding at the valuation date. Net assets available for benefits reflects the Program’s interest in the contract value of the stable value fund (collective trust fund) because the Program’s allocable share of the difference between fair value and contract value for this investment is presented as a separate adjustment in the statement of net assets available for benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses, and is the amount participants would receive if they were to initiate permitted transactions under the terms of the Program. Assets of the collective trust fund are invested primarily in nonconvertible bonds, U.S. Government Agency Obligations, U.S. Government Agency-Mortgage Securities, Asset-Backed Securities, Collateralized Mortgage Obligations, Commercial Mortgage Securities, and fixed income securities. The investment objective of the fund is to seek the preservation of capital and to provide a competitive level of income. Units of participation are redeemable upon receipt of unit holder’s instruction based on the next determined net asset value per unit. Net asset value per unit is determined each business day. Prior to December 2, 2009, assets were also invested in the Zimmer Stock Fund. The Zimmer Stock Fund primarily held             shares of the Company’s common stock. The underlying common stock was valued at the last reported sales price at the end of the year according to the New York Stock Exchange or, if there was no sale that day, the last reported bid price.
Program participant loans are valued at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans. The Program presents in its statement of changes in net assets available for benefits an allocation of the Master Trust’s net income (loss) which consists of realized gains or losses and unrealized appreciation (depreciation) on investments. The Program also presents in its statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of mutual funds which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Program believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2009 and 2008
Investments measured at fair value on a recurring basis, other than the Program’s interest in the Master Trust, are summarized below:

	Fair Value Measurements
	at December 31, 2009 Using:
	Quoted Prices in
	Active Markets	Significant	Significant
	for Indentical	Other Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments other than participant loans
Mutual funds — money market funds	$125,163	$—	$—
Mutual funds — equity funds
U.S. large cap funds	424,656	—	—
U.S. mid cap funds	116,442	—	—
U.S. small cap funds	248,721	—	—
U.S. diversified common stock funds	542,545	—	—
International small cap funds	52,825	—	—
International diversified common stock funds	128,746	—	—
Mutual funds — target date funds
2000 - 2010	44,543	—	—
2011 - 2020	575,235	—	—
2021 - 2030	990,566	—	—
2031 - 2040	849,074	—	—
2041 - 2050	201,491	—	—
Mutual funds — intermediate bond funds	175,568	—	—
Mutual funds — multi-strategy funds	87	—	—
Collective trust — stable value fund	—	2,659,683	—

	$4,475,662	$2,659,683	$—

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2009 and 2008

	Fair Value Measurements
	at December 31, 2008 Using:
	Quoted Prices in
	Active Markets	Significant	Significant
	for Indentical	Other Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments other than participant loans
Mutual funds — money market	$103,235	$—	$—
Mutual funds	1,350,223	—	—
Collective trust — stable value fund	—	2,752,940	—

Total	$1,453,458	$2,752,940	$—

Payments of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Program provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Tax Status and Reporting
The Program obtained a determination letter on August 21, 2009, in which the Internal Revenue Service (IRS) stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Program administrator believes the Program is currently designed and is being operated in compliance, with the applicable requirements of the IRC. The Company filed the Program with Puerto Rico Department of Revenue on February 18, 2010 for an initial determination letter and is awaiting a response.
2. Description of Program
The following description of the Program provides only general information. Participants should refer to the Summary Plan Description or Program document, available from the Program administrator, for a

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2009 and 2008
more complete description of the Program’s provisions. In the event of a conflict, the Program document, as amended from time to time, shall control.
The Program was established August 6, 2001, in conjunction with the date the Company was spun-off from Bristol-Myers Squibb Company. The Program provides a way for employees of the Company to save on a regular and long-term basis and to encourage continued careers within the Company. In conjunction with the spin-off of the Company, the account balances of active Company employees under the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the BMS Program) were transferred from the BMS Program to the Program. Employees who are regularly scheduled to work at least 1,000 hours per year may immediately commence compensation deferral under the Program and become eligible for the Employer match. A six month waiting period for Employer matching contributions was eliminated as of July 1, 2009. Employees of the Company who are not anticipated to work 1,000 hours per year may participate in the Program upon completing 1,000 hours of service in a twelve-month computation period. The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Each participant may contribute a pre-tax and after-tax amount not to exceed a total of 16 percent of the participant’s annual salary or wages, as defined by the Program, for the plan year. The participant contributions include a basic contribution ranging from 2 percent to 6 percent of the participant’s annual salary or wages, as elected by the participant. In addition, if the participant elects a 6 percent basic contribution, a supplementary contribution from 1 percent to, generally, 10 percent, may then be authorized by the participant. All contributions are subject to certain limitations.
For participants hired on or after September 2, 2002, the Company shall contribute a matching contribution equal to 100 percent of the first 6 percent of the participant’s contributions made to the Program. As noted above, a six month waiting period to be eligible to receive the matching contribution was eliminated as of July 1, 2009. Additionally, participants hired on or after September 2, 2002 receive a fixed Company contribution of 2 percent of the employee’s base pay regardless of whether or not the employee has elected to make participant contributions to the Program. However, the participant must be employed on the last day of the applicable plan year (December 31) in order to receive this fixed Company contribution.
For participants hired before September 2, 2002 by the Company, the Company shall contribute a matching contribution equal to 75 percent of the first 6 percent of the participant’s contributions made to the Program. Participants hired before September 2, 2002 also participate in a defined benefit plan.
All Company matching and fixed contributions are allocated to the participants’ accounts based upon their current investment elections.
Certain assets of the Program are held in the Master Trust. The Program allows for various fund options from which participants select to allocate their contributions and earnings thereon, some of which are within the Master Trust and some of which are not. As of December 31, 2009, the Program offered two money market funds, a collective trust fund, and 24 mutual funds (21 at December 31, 2008) as options for participants. All investments are participant directed.
Effective September 2, 2008, no new additional contributions or transfers were allowed into the Zimmer Stock Fund. The Zimmer Stock Fund was discontinued on December 2, 2009 and all remaining participant balances were automatically transferred to other funds in the Master Trust.
Each participant’s account is credited with the participant’s contribution, the Employer’s matching and fixed contributions, Program earnings, and expenses, if any. Program earnings are allocated to participants on a daily basis in the same proportion as the value of the participant’s account bears to the value of all participant accounts invested in the various funds. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2009 and 2008
All voluntary participant contributions and earnings thereon are always 100 percent vested. Participants vest in the Employer contributions and earnings thereon 20 percent after one year with an additional 20 percent each year thereafter until fully vested after five years of service. Any portion of a participant’s account that is not vested at the time of final distribution is forfeited and used to reduce future Employer contributions. At December 31, 2009 and 2008, there were $24,097 and $8,187 of non-vested forfeitures available to reduce future Employer contributions, respectively. Non-vested benefits at December 31, 2009 were utilized in February 2010 to reduce the Employer contribution receivable as of December 31, 2009 by $15,000. Non-vested benefits at December 31, 2008 were utilized in February 2009 to reduce the Employer contribution receivable as of December 31, 2008 by $10,000. The Employer contribution receivable amounts as of December 31, 2009 and 2008 recorded in the statement of net assets available for benefits reflect these reductions.
Participants or their beneficiaries may request a distribution of their account balance upon separation of service by reason of retirement, death, disability or termination. Effective April 1, 2005, all distributions are made in lump-sum amounts. Prior to April 1, 2005, at the Participant’s discretion, distributions could be made in installment payments or in lump-sum amounts. Withdrawals may also be made when a participant attains age 59 1/2, demonstrates financial hardship or certain in-service withdrawals. There were no benefits payable to participants who were eligible to receive a distribution from the Program but had not yet been paid at December 31, 2009 and 2008.
Program expenses are paid by the Program, to the extent not paid by the Company, except participants must pay costs for obtaining or maintaining a plan loan.
Participants may borrow from the Program approved amounts up to the lesser of 50 percent of the participants’ vested account balances, or $50,000. Interest on the loan is based on the then-existing prime rate offered by banks plus one percent. The loans are collateralized by the participant’s vested account balance and shall be repaid over a period as elected by the participant, not to exceed five years unless used in the purchase of a home. As of April 1, 2009, participants are responsible for paying the fees charged by the trustee of the Program to initiate or maintain a loan.
Although it is not the Company’s intent to do so, in the event the Program is terminated or upon complete discontinuance of contributions under the Program by the Company, the rights of each participant to their account on the date of such termination or discontinuance are fully vested and nonforfeitable.

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2009 and 2008
3. Investments
The following investments represent 5 percent or more of the Program’s net assets at December 31, 2009 and 2008:

	2009	2008
Program interest in Zimmer Master Trust	$389,388	$1,873,379
Fidelity Managed Income Portfolio II (at fair value)	2,659,683	2,752,940
Fidelity Freedom 2030	710,419	91,552	*
Fidelity Freedom 2035	570,159	77,908	*
Fidelity Growth Co	542,545	244,731	*
Spartan 500 Index Fund	385,593	326,789

*	Included for comparative purposes only
4. Interest in Zimmer Master Trust
Certain of the Program’s investments are in the Master Trust which was established for the investment of assets of the Program and assets of another Zimmer sponsored retirement plan. The plans participating in the Master Trust collectively own, through the Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific underlying investments of the Master Trust. Accordingly, each plan’s investment percentage in the Master Trust changes regularly. Income earned by the Master Trust is allocated to the various plans based upon the investment percentages held in the underlying participant-directed investments on the day the income is earned. At December 31, 2009 and 2008, the Program’s interest in the net assets of the Master Trust was approximately 0.1 percent and 0.8 percent, respectively. The Program’s approximate share of the Master Trust’s investment activities for the year ended December 31, 2009 was 1.0 percent. Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual plans based on 1) whether it is related to a specific plan (100 percent allocation to that plan), or 2) the Program’s proportionate share of the income or expense which is attributable to the Trust.

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2009 and 2008
The following presents the fair value of investments and the Program’s percentage interest in each investment for the Master Trust at December 31, 2009 and 2008 and the related investment income and percentage interest of the Program for the year ended December 31, 2009:

	2009		2008
Investments at fair value based on quoted market prices:
Zimmer Stock Fund	$—	—%	$22,893,638	6.2%
Mutual funds	216,210,890	—	136,515,395	—
Mutual funds — money market	14,501,601	—	16,515,808	—
Investments at estimated fair value:
Collective trust fund	39,972,730	—	39,809,661	—
Participant loans	7,832,398	5.0	6,881,852	6.6

Total investments at fair value	278,517,619		222,616,354

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	502,221		1,615,491

Total investments, reflecting fully benefit-responsive contracts at contract value	$279,019,840		$224,231,845

Investment income
Interest and dividends	$5,491,282	—%

Loan interest	$473,236	5.4%

Net appreciation in fair value of investments
Common stock	$7,535,074
Mutual funds	36,687,675

	$44,222,749	1.0%

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2009 and 2008
Investments held by the Master Trust measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2009 Using:
	Quoted Prices in
	Active Markets	Significant	Significant
	for Indentical	Other Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments other than participant loans
Mutual funds — money market funds	$14,501,601	$—	$—
Mutual funds — equity funds
U.S. large cap funds	32,560,748	—	—
U.S. mid cap funds	19,197,973	—	—
U.S. small cap funds	20,668,125	—	—
U.S. diversified common stock funds	22,611,046	—	—
International small cap funds	16,980,086	—	—
International diversified common stock funds	12,618,394	—	—
Mutual funds — target date funds
2000 - 2010	6,914,196	—	—
2011 - 2020	22,288,505	—	—
2021 - 2030	20,520,331	—	—
2031 - 2040	11,197,835	—	—
2041 - 2050	3,131,390	—	—
Mutual funds — intermediate bond funds	25,046,926	—	—
Mutual funds — multi-strategy funds	2,475,335	—	—
Collective trust — stable value fund	—	39,972,730	—

	$230,712,491	$39,972,730	$—

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2009 and 2008

	Fair Value Measurements
	at December 31, 2008 Using:
	Quoted Prices in
	Active Markets	Significant	Significant
	for Indentical	Other Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments other than participant loans
Mutual funds — money market funds	$16,515,808	$—	$—
Zimmer stock fund	22,893,638	—	—
Mutual funds	136,515,395	—	—
Collective trust — stable value fund	—	39,809,661	—

	$175,924,841	$39,809,661	$—

5. Parties-in-Interest
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Program, any party rendering services to the Program, the Employer and certain others. At December 31, 2009 and 2008, a stable value collective trust and certain mutual funds held by the Master Trust are managed by either the trustee or an affiliate of the trustee. Fidelity is the Program custodian and, therefore, these transactions and the Program’s payment of custodial fees to Fidelity qualify as party-in-interest transactions. Participant loan transactions and investments are also party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.
Effective September 2, 2008, no new additional contributions or transfers were allowed into the Zimmer Stock Fund. The Zimmer Stock Fund, which primarily held shares of Zimmer common stock, was discontinued on December 2, 2009 and all remaining participant balances were automatically transferred to other funds in the Master Trust. At December 31, 2008, the Master Trust held 550,900 shares of Zimmer common stock with a market value of $22,267,378. These transactions are exempt from the ERISA prohibited transaction rules.
The Company provides certain accounting, recordkeeping, legal and administrative services to the Program, for which it is not compensated.

Zimmer Puerto Rico Savings and Investment Program
Notes to Financial Statements
December 31, 2009 and 2008
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$7,707,532	$6,365,377
Excess of contract value over estimated fair value of investments in stable value funds and synthetic investment contracts	(33,416)	(111,715)

Net assets available for benefits per the Form 5500	$7,674,116	$6,253,662

The following is a reconciliation of the net increase prior to transfers for the year ended December 31, 2009 per the financial statements to net gain per the 2009 Form 5500:

2009
Net increase per the financial statements	$1,342,155

Change in excess of contract value over estimated fair value of investments in stable value funds and synthetic investment contracts	78,299

Net income per the Form 5500	$1,420,454

Zimmer Puerto Rico Savings and Investment Program
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
at December 31, 2009
Name of plan sponsor: Zimmer Holdings, Inc.
Employer identification number: 13-4151777
Three-digit plan number: 002

		(C)
		Description of Investment
	(B)	Including Maturity Date,		(E)
	Identity of Issue, Borrower	Rate of Interest, Collateral,	(D)	Fair
(A)	Lessor, or Similar Party	Par or Maturity Value	Cost	Value
	Mutual Funds Baron Capital, Inc	Baron Growth Fund (5,281 units)	**	$218,169

	Pacific Investment Management Company	PIMCO Total Return Institutional Fund (16,256 units)	**	175,568

	Arnhold and S. Bleichroeder Advisers, LLC	First Eagle Overseas Fund (2,652 units)	**	52,292

	Eaton Vance Managed Investments	Eaton Vance Large Cap Value I Fund (2,328 units)	**	39,063

	Forward Management, LLC	Forward International Small Companies Institutional Fund (44 units)	**	533

	Perimeter Capital Management	Perimeter Small Cap Growth I (5 units)	**	44

	American Beacon Advisors Investments	American Beacon Small Cap Value Fund (1,926 units)	**	30,508

	Vanguard Group	Vanguard Mid Cap Index Fund (2,197 units)	**	51,469

*	Fidelity Investments	Fidelity Growth Company Fund (7,870 units)	**	542,545

*	Fidelity Investments	Fidelity Low Price Stock Fund (2,034 units)	**	64,973

*	Fidelity Investments	Fidelity Diversified International Fund (4,601 units)	**	128,746

*	Fidelity Investments	Spartan 500 Index Fund (9,779 units)	**	385,593

*	Fidelity Investments	Fidelity Freedom Income Fund (8 units)	**	87

*	Fidelity Investments	Fidelity Freedom 2000 Fund (8 units)	**	87

*	Fidelity Investments	Fidelity Freedom 2005 Fund (47 units)	**	468

*	Fidelity Investments	Fidelity Freedom 2010 Fund (3,516 units)	**	43,988

*	Fidelity Investments	Fidelity Freedom 2015 Fund (21,030 units)	**	219,137

*	Fidelity Investments	Fidelity Freedom 2020 Fund (28,374 units)	**	356,098

*	Fidelity Investments	Fidelity Freedom 2025 Fund (26,963 units)	**	280,147

*	Fidelity Investments	Fidelity Freedom 2030 Fund (57,338 units)	**	710,419

*	Fidelity Investments	Fidelity Freedom 2035 Fund (55,571 units)	**	570,159

*	Fidelity Investments	Fidelity Freedom 2040 Fund (38,955 units)	**	278,915

*	Fidelity Investments	Fidelity Freedom 2045 Fund (12,883 units)	**	109,117

*	Fidelity Investments	Fidelity Freedom 2050 Fund (11,063 units)	**	92,374

				$4,350,499

Zimmer Puerto Rico Savings and Investment Program
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
at December 31, 2009 (continued)

		(C)
		Description of Investment
	(B)	Including Maturity Date,		(E)
	Identity of Issue, Borrower	Rate of Interest, Collateral,	(D)	Fair
(A)	Lessor, or Similar Party	Par or Maturity Value	Cost	Value
	Common/Collective Fund

*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio II (2,693,099 units)	**	$2,659,683

	Mutual Funds — Money Market
*	Fidelity Investments	Fidelity U.S. Treasury Money Market Fund (124,743 units)	**	$124,743

*	Fidelity Investments	Fidelity Retirement Money Market (420 units)	**	$420

*	Participant loans (147 loans)	$389,388 principal amount, interest rates ranging from 4.25% to 9.25, due through November 11, 2014	**	$389,388

*	Party-in-interest

**	Cost information is not required for participant-directed investments.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIMMER PUERTO RICO SAVINGS AND INVESTMENT PROGRAM
	By:	/s/ Bill P. Fisher
Date: June 17, 2010		Name:	Bill P. Fisher
		Title:	Senior Vice President, Global Human Resources